Exhibit 99.1

Aurinia Announces That Voclosporin Achieves Primary and All Pre-Specified Secondary Endpoints in Its Phase IIb AURA-LV Study for Lupus Nephritis (LN)

  AURA-LV is the first global active LN study to meet its primary endpoint and all of its 24-week pre-specified secondary endpoints
  Comprehensive mortality review concludes that deaths in the AURA-LV study appear to be unrelated to study drug and consistent with complications of LN
  Additional efficacy and safety analyses from the AURA study will be presented and webcast live on Friday, September 30th at 8:00am

VICTORIA, British Columbia--(BUSINESS WIRE)--September 29, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) a clinical stage biopharmaceutical company focused on the global immunology market, today announced that in addition to voclosporin (23.7 mg BID) achieving its primary endpoint of Complete Remission (CR) at 24 weeks, both doses of voclosporin when added to the current standard of care of Mycophenolate Mofetil (MMF) and a forced oral corticosteroid taper have met all 24-week pre-specified secondary endpoints vs the control group. These pre-specified endpoints include: Partial Remission (PR), which is measured by a ≥50% reduction in UPCR with no concomitant use of rescue medication; time to CR and PR; reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in UPCR over the 24-week treatment period.

Pre-specified Secondary Endpoint	Control	Low Dose VCS (23.7mg BID)	High Dose VCS (39.5mg BID)
Time to Complete Remission (TTCR) [median]	Not achieved	19.7 weeks	23.4 weeks
		p<.001	p=.001
Partial Remission (as measured by UPCR reduction of ≥ 50% from baseline)	49%	70%	66%
		p=.007	p=.024
Time to Partial Remission (TTPR) [median]	6.6 weeks	4.1 weeks	4.4 weeks
		p=.002	p=.003
SLEDAI Reduction	-4.5	-6.3	-7.1
		p=.003	p=.003
Reduction in UPCR	-2.216 mg/mg	-3.769 mg/mg	-2.792 mg/mg
		p<.001	p=.006

All p-values are vs control

The AURA-LV study remains ongoing to its 48-week endpoint upon which similar and additional secondary analysis will be analysed and presented early next year.

“We are thrilled by the results of the AURA study and voclosporin’s potential to shift the treatment paradigm for active lupus nephritis,” said Charles Rowland, CEO of Aurinia. “The ability to get more patients into remission and in a shorter period time than the current standard of care can have a significant impact on the long-term outcomes for these patients.”

“LN is a serious and devastating disease that can severely impact a patient’s life,” said William Pendergraft, MD, PhD, Assistant Professor of Medicine in the Division of Nephrology & Hypertension, at the University of North Carolina and a Principal Investigator in the study. “Voclosporin has demonstrated it can nearly double the number of patients that achieve Complete Remission in the presence of very low corticosteroid exposure. Based on these data, I believe this drug has the potential to significantly improve the long-term prognosis of my patients afflicted with LN and could become an integral component of the standard of care.”

The Company will present the full efficacy (including pre-specified and ad hoc sub-analyses) and comprehensive safety data during a webcast presentation to be held at 8:00am ET. A link to the live webcast and slides will be available on the Investors section of the Company’s website at http://www.auriniapharma.com.

About AURA-LV
The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” compared the efficacy of voclosporin added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) against standard of care with placebo in achieving complete remission (CR) in patients with active LN. Both arms also received low doses of corticosteroids as background therapy. It enrolled 265 patients at centers in over 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients in other indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy (including plans to meet with the U.S. Food and Drug Administration to discuss these data and the voclosporin’s subsequent clinical development and path to registration in LN), Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study, and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Aurinia
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com